EXHIBIT 11
MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF NET INCOME PER SHARE
Three and Nine Month Periods Ended September 30, 2005 and 2004

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
		(In thousands of dollars, except per share data)
BASIC EARNINGS PER SHARE

Average common shares outstanding	91,087	97,760	92,982	97,987

Net income	$142,382	$134,069	$498,752	$418,666

Basic earnings per share	$1.56	$1.37	$5.36	$4.27

DILUTED EARNINGS PER SHARE

Adjusted weighted average shares outstanding:
Average common shares outstanding	91,087	97,760	92,982	97,987
Common stock equivalents	709	626	648	591

Adjusted weighted average diluted shares outstanding	91,796	98,386	93,630	98,578

Net income	$142,382	$134,069	$498,752	$418,666

Diluted earnings per share	$1.55	$1.36	$5.33	$4.25